EXHIBIT (d)(7)

AMENDMENT NO. 1

TO INVESTMENT SUBADVISORY AGREEMENT

(Thrivent Mutual Funds)

Amendment No. 1 to INVESTMENT SUBADVISORY AGREEMENT, dated as of February 28, 2007 (the “Agreement”), by and among Thrivent Asset Management, LLC (the “Adviser”), Thrivent Mutual Funds (the “Trust”) and Principal Global Investors, LLC (the “Sub-adviser”).

The Agreement is hereby amended, effective as of February 29, 2008, as follows:

1.	Pursuant to Section II of the Agreement, the following fund of the Trust shall be a “Fund” under the Agreement:

Thrivent Partner Worldwide Allocation Fund

2.	Schedule I to the Agreement is hereby deleted in its entirety and replaced with Exhibit A to this Amendment.

Except as modified herein, all terms and conditions of the Agreement remain in full force and effect.

THRIVENT ASSET MANAGEMENT, LLC

By:	/s/ Russell W. Swansen
Name:	Russell W. Swansen
Title:	President

THRIVENT MUTUAL FUNDS

By:	/s/ Pamela J. Moret
Name:	Pamela J. Moret
Title:	President

PRINCIPAL GLOBAL INVESTORS, LLC

By:	/s/ Scott Leiberton
Name:	Scott Leiberton
Title:	Managing Director

EXHIBIT A

Schedule I

Dated February 29, 2008

Sub-advisory Fees

Compensation pursuant to Paragraph 4 of this Subadvisory Agreement shall be payable monthly in arrears and calculated in accordance with the following schedule applied to aggregate average daily net assets that are subject to the Sub-adviser’s investment discretion in the registered funds identified, below:

Average Daily Net Assets*	Rate**
First $500 million	35 bp
Next $500 million	30 bp
All amounts above $1 billion	25 bp

*	When average daily net assets exceed the first breakpoint, multiple rates will apply, resulting in a blended rate, e.g. if average daily net assets are $650 million, a rate of 35 bp would apply to $500 million and a rate of 30 bp would apply to $150 million.
**	The Adviser must maintain average daily net assets of at least $500 million subject to the Sub-adviser’s investment discretion. If the average daily net assets subject to the Sub-adviser’s investment discretion do not exceed $500 million, a rate of 55 bp will apply to the first $100 million and a rate of 42 bp will apply thereafter until the average daily net assets subject to the Sub-adviser’s investment discretion reach $500 million.

Solely for purposes of calculating the fees payable under this Fee Schedule, the value of the average daily net assets of the Thrivent Partner International Stock Fund and the Thrivent Partner Worldwide Allocation Fund, which are subject to the Sub-adviser’s investment discretion, shall be aggregated with the value of the average daily net assets of Thrivent Partner International Stock Portfolio and Thrivent Partner Worldwide Allocation Portfolio, which are subject to the Sub-adviser’s investment discretion. In light of that aggregation, the monthly fee payable pursuant to Paragraph 4 of this Subadvisory Agreement shall be equal to the sum for the particular month in question of the daily fees within the relevant month computed as follows (i) the gross fee computed on such aggregated asset daily value using the schedule above; multiplied by (ii) (x) 1/365 in years other than leap years or (y) 1/366 in leap years; multiplied by (iii) the product of (a) such day’s aggregated net asset value and (b) a fraction, the numerator of which is the Fund assets included in such aggregated net asset value and the denominator of which is such aggregated net asset value for that day.